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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
April 16, 2020
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Ganley, Division of Investment Management

Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Mr. Ganley:

This letter responds to a comment from the U.S. Securities and Exchange Commission (the “Commission”) staff regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors China Growth Leaders ETF (formerly, VanEck Vectors ChinaAMC CSI 300 ETF) (the “Fund”), a series of the Trust, filed with the Commission on February 26, 2020.

In particular, it was requested that the Trust separately file on EDGAR as correspondence the completed fee table and expense example information for the Fund. Below please find the requested information:

Fund Fees and Expenses
The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”).

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%
Other Expenses	0.57%
Total Annual Fund Operating Expenses(a)	1.07%
Fee Waivers and Expense Reimbursement(b)	-0.47%
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursement(a)(b)	0.60%

(a)
Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, trading expenses, taxes and extraordinary expenses) from exceeding 0.60% of the Fund’s average daily net assets per year until at least May 1, 2021. During such time, the expense limitation is expected to continue until the Fund’s Board of Trustees acts to discontinue all or a portion of such expense limitation.

(b)	Fee Waivers and Expense Reimbursement have been restated to reflect current expense limitations.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same (except that the example incorporates the fee waivers and/or expense reimbursement arrangement for only the first year). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$61
3	$294
5	$545
10	$1,263

* * * * *
If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.
Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai